July 20, 2023

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 3 to Registration Statement on Form F-1 Submitted July 12, 2023 File No. 333-271067

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 18, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form F-1 Filed July 12, 2023

Business Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

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Please revise to reflect any milestones for 2023 and beyond and file any new agreement or amendment to the Distribution Agreement as an exhibit. Also, we note that you have removed references to your “exclusive” distribution rights under the Distribution Agreement. Please disclose specifically if you have lost such exclusivity rights and if so, how you expect such loss will impact your business, results of operations, and any foreseeable trends. Also, please revise your risk factors to explain the material risks associated with a loss of exclusivity rights under the Distribution Agreement.

Response: We respectfully advise the Staff that the Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian Automation Technology Development Co., Ltd. (“Shanghai Gaoxian”) previously filed as Exhibit 10.1 remains the latest version; no amendment or other agreement has been entered into between the Company and Shanghai Gaoxian. There has also been no milestone for 2023 and beyond that has been agreed by the parties.

The Company has removed references to our “exclusive” distribution rights in the prospectus as a result of our internal risk review where we have concluded to be more prudent with the relevant disclosures as the Company cannot guarantee exclusivity of distribution in the future. That being said, the company confirms that there is no change to our exclusivity rights per our Exclusive Distribution and Partnership Agreement.

In the event of failure to maintain or extend the Exclusive Distribution and Partnership Agreement, there will likely be a decrease in the Company’s distribution related revenues. This is currently disclosed under the risk factor “There is no assurance that our existing agreements with our customers or suppliers will be renewed upon expiry or that we will be successful in securing new customer or distribution agreements” on page 20 of the prospectus.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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